650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
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www.lw.com

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Washington, D.C.

File No. 033678-0006

Mr. Owen Pinkerton
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	ECC Capital Corporation
Registration Statement on Form S-11 filed on August 13, 2004, as amended by Amendment No. 1 to Form S-11 (File No. 333-118253) filed on October 29, 2004

Dear Mr. Pinkerton:

We hereby respond on behalf of ECC Capital Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated November 18, 2004 (the “Comment Letter”), to the above referenced Amended Registration Statement (“Amendment No. 1”). The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, we are sending a copy of this letter, Amendment No. 2 and supplemental materials in the traditional, non-EDGAR format, including a version of Amendment No. 2 that is marked to show changes from Amendment No. 1.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 2, as marked to show changes from Amendment No. 1, which pagination differs from that in Amendment No. 1 in some respects.

Securities and Exchange Commission

December 17, 2004

General

1.	We have reviewed your supporting materials submitted in response to our prior comment number 1 and have the following additional comments:

•	We are unable to confirm, based upon the supporting materials you have submitted that single-family residential mortgage market originations totaled $3.8 trillion and that the 2004 projection was $2.5 trillion, as stated in the second sentence of the first full paragraph on page 5. Please resubmit supporting materials that are clearly highlighted to show how this statement is supported.

•	In support of your statement in the second paragraph on page 5 that the subprime residential mortgage market was $65 billion in 1995, you cite Inside B&C Lending. However, the source you have provided for this statistic appears to be Mortgage Statistical Annual. In addition, based upon the legend above the chart in your supporting materials, it appears that the number is actually $65 million, not $65 billion.

•	We are unable to determine from your supporting materials that prime mortgage originations declined 33% from the second quarter of 2003 to the second quarter of 2004. The MBAA report only extends through the 3rd quarter of 2003. Please advise.

•	We are unable to confirm from your supporting materials that subprime residential mortgage market origination volume increased over 101%, as stated in the second paragraph on page 5. Please advise.

RESPONSE:

The Company has supplementally provided the requested supporting materials.

2.	We have reviewed your response to our prior comments numbered 3 and 4 and your introductory discussion regarding Guide 5. Please note that although your status as a self advised REIT may affect whether particular Items of Guide 5 disclosure are applicable, it is not determinative of whether Guide 5 applies as a whole. In addition, we note your reliance on language from Release No. 34-18161 as evidence that neither you nor any of your sponsors or their affiliates have ever sponsored a “program” for which prior performance disclosure could be provided. However, while you indicate that none of the companies for which your senior management had previously worked could be considered a “program” under the parameters set out in that release, you fail to indicate why they would not be considered programs. Please revise your analysis to provide additional details about why you believe prior performance is not required. Specifically, please provide us with additional information about Sprint Funding, formerly known as Park Place Capital.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

*

3.	We have reviewed your response to our prior comment number 5. In order to rely on the safe harbor from integration provided by Rule 152, you must show that the investors in the private placement were irrevocably bound to make the investment, subject only to conditions outside of the investors’ control, prior to the filing of your registration statement related to this public offering. Accordingly, please provide for our review an executed copy of the merger agreement related to the private transaction with your next amendment.

RESPONSE:

The Company has supplementally provided the requested documents.

4.	We note your response to our prior comment number 7. We continue to believe that a conflict may exist with respect to the interests of your shareholders in light of the fact that the fees you will agree to pay to your wholly-owned subsidiary for its services and for loans will not be negotiated at arms-length. We reissue our request that you supply the disclosure required by Item 5 of Industry Guide 5 and Item 24(b) of Form S-11.

RESPONSE:

The Company has revised the disclosure on page 2 to clarify, pursuant to Item 24(b) that our officers and directors will not receive any additional compensation related to the fees received by Encore Credit for its origination services or the loans sold by Encore Credit to ECC Capital. As we disclose throughout the Prospectus, the Company will be a self-advised REIT.

5.	We have reviewed your response to our prior comment number 13 and will reserve further comment until we have reviewed your directed share program materials.

RESPONSE:

The Company has supplementally provided the requested documents.

Prospectus Cover Page

6.	As noted in our comment number 2 above, we continue to believe that your offering constitutes a blind pool and therefore we reissue our prior comment number 17.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

RESPONSE:

As noted in the Company’s response to comment #2, the offering described in the Registration Statement does not constitute a “blind pool” offering for the reasons discussed in the Company’s response to comment #2.

Summary, pages 1-13

7.	We have reviewed your response to our prior comment number 25 and your revised summary. We continue to believe that there is a great deal of repetition between your summary and business sections that could be eliminated. In particular, we note that your new disclosure on pages 1 – 4 under the headings “Our Business,” “Change in Loan Sale and Portfolio Strategy,” “Our Business Strategy” and “Our Competitive Advantages” is repeated in the Business section on pages 81 – 86. Please revise your summary to eliminate repetition.

RESPONSE:

The Company has eliminated repetition to the extent it deems appropriate.

8.	Since it appears that you will be using the net proceeds from this offering to invest in a pool of mortgage-backed securities, please include a section in the summary that discusses the types of investments you intend to purchase, the reasons for the purchases (i.e., REIT compliance) and how this portfolio will affect your business model and revenue streams. In connection with this, please clarify whether the company has any experience purchasing MBSs. If not, please include this in the risk factor section as well.

RESPONSE:

The Registration Statement contains a risk factor that discusses the Company’s lack of experience in purchasing MBSs. See page 15 . The Company would like to note that the disclosure on page 85 contains a discussion of the effect of the portfolio on the Company’s business model and revenue streams.

Our Business, pages 1 - 2

9.	Refer to the fifth sentence of the first paragraph under this heading. We note your statement that subprime loans are those loans that are not typically eligible for sale based upon either credit scoring criteria or other factors, such as limited income documentation, high debt-to-income ratios or high loan-to-value ratios. If you choose to retain this characterization of subprime, please clarify what percentage of the loans you intend to hold in your portfolio you anticipate will fall within each category. In addition, please disclose what percentage of Encore’s loan originations have historically fallen within each category. Please make similar revisions to your disclosure in the first paragraph on page 81.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has revised its characterization of subprime residential mortgage loans. See pages 5, 24, 54 and 87.

Change in Loan Sale and Portfolio Strategy, page 2

10.	Please provide disclosure regarding the fact that, in order to qualify as a REIT, you must enact the changes discussed under this heading. In addition, please disclose that taxable REIT subsidiaries may only conduct a limited portion of your business activities without threatening your REIT qualification.

RESPONSE:

The Company has revised the disclosure accordingly. See page 2.

Our Business Strategy, pages 2 - 3

11.	We note your response to our prior comment number 30. We continue to believe that a statement of your historical leverage amounts would be useful to investors in the summary section, especially in light of the fact that your goal to leverage your equity 10 to 14 times is merely a goal and not an absolute limit. Please revise.

RESPONSE:

The Company has revised the disclosure to include the requested information. See pages 2, 18, 84, 86 and 101.

12.	We have reviewed your new disclosure in response to our prior comment number 34. Please expand your discussion in the fifth paragraph on page 3 to indicate how you intend to strengthen your cash position.

RESPONSE:

The Company has revised the disclosure accordingly. See page 3.

Our Competitive Advantages, page 3

13.	Please provide basis for your statement that your “teams are among the most productive in the industry.” Is this based on the amount of loan originations per agent or some other measurement? Please revise or advise.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has revised this competitive advantage to delete this characterization.

Risk Factors, pages 14 - 41

14.	Please include a risk factor describing the internal control deficiencies identified by your auditors, as described in the first 2 paragraphs on page 55.

RESPONSE:

The Company has revised the disclosure to include the requested risk factor. See page 23.

15.	We have reviewed your response to Comment No. 51 from our prior comment letter in which you indicate that, since you have historically sold your loans soon after originating them, you do not have historical default rates for the subprime loans you have originated. Please add a risk factor that discusses the fact that you do not have historical information that would allow you to predict the portion of your loan portfolio that will likely default.

RESPONSE:

The Company has revised the risk factor on page 20 to further clarify that the Company does not have historical information that would allow it to predict the portion of its loan portfolio that will likely default.

Risks Related to Our Business Activities, pages 14 – 34

If we do not obtain and maintain the appropriate state licenses for ECC Capital, we will not be allowed to originate, purchase and table fund mortgage loans in some states, which could adversely affect our operations, pages 13 - 14

16.	We have reviewed your response to our prior comment number 46. Please revise your risk factor text to eliminate discussions of the licenses you do have and focus exclusively on the licenses you do not have.

RESPONSE:

The Company has revised the disclosure accordingly. See page 14.

Securities and Exchange Commission

December 17, 2004

Our reorganization will require us to provide notification to state licensing authorities and, in some cases, will require us to obtain new lending licenses. The failure to provide these notices or obtain new licenses could prevent us from being able to originate loans in the affected states and could materially harm our operations, page 15

17.	Please delete the final sentence under this risk factor heading as it tends to mitigate the risk presented. You may also consider removing this risk factor if the risk described no longer exists.

RESPONSE:

The Company has deleted this risk factor.

Our success will depend on our ability to obtain financing to leverage our equity. Our inability to realize gains on our investments and through our leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses, page 18

18.	Please revise your risk factor to disclose your current leverage ratio.

RESPONSE:

The Company has revised the disclosure accordingly. See page 18.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed, page 19

19.	Please disclose the amount of borrowings that were repaid under the RFC credit facility when it was terminated on November 5, 2004. In addition, to the extent applicable, discuss whether this was made using existing cash or some other form.

RESPONSE:

The Company has revised the disclosure accordingly. See page 19.

In a period of rising interest rates, our interest expense could increase faster than the interest we earn on our assets due to our strategy of financing longer-term assets with shorter-term liabilities, page 21

20.	Please revise your disclosure to include a discussion of interest rate activity during the last several months. We note, for example, that interest rates have risen and that the expectation is that they will continue to rise.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has revised the disclosure accordingly. See pages 65 and 66. In addition, the Company has revised the disclosure to take into account rising interest rates. See pages 21 and 75.

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to originate, purchase or price subprime residential mortgage loans, which could adversely impact our earnings, page 26

21.	Please revise to delete the fifth sentence in the first paragraph under this risk factor heading as it tends to mitigate the risk presented.

RESPONSE:

The Company has deleted this sentence.

Messrs. Holder and Asghar will own approximately             % of our outstanding common stock after this offering and the merger, and there may be circumstances under which the interests of Messrs. Holder and Asghar and the interests of the holders of the remainder of our common stock will not be aligned, page 37

22.	To the extent Messrs. Holder and Asghar own over 50 percent of your outstanding common stock following the completion of the offering and the merger, please revise to indicate that they will have the ability to control certain matters that come before the board, not just exert substantial influence.

RESPONSE:

The Company supplementally advises the Staff that Messrs. Holder and Asghar will not own over 50% of its outstanding common stock following the completion of the offering and the merger.

Use of Proceeds, page 44

23.	We have reviewed your response to our prior comment number 61. We continue to believe that your disclosure should include an estimate of the amount of proceeds you intend to use in furtherance of expanding your wholesale mortgage operations and a summary of the steps you will need to take in furtherance of this expansion. Your disclosure should explain whether this expansion will entail transferring proceeds to your taxable REIT subsidiaries. In addition, please clarify whether any of the net proceeds will initially go to these purposes or whether they will be used exclusively to purchase a portfolio of MBSs. We note your statement that the “remaining” proceeds will be used to purchase MBSs, but it’s not clear for what other purposes the proceeds will initially be used. Please revise or advise.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has revised the disclosure accordingly. See pages 10 and 44.

Selected Historical Consolidated Financial Data, pages 52 - 53

24.	We note your response to our prior comment number 66. However, your reference to footnote (1) in the first row of the chart appears to be incorrect. The correct reference appears to be footnote (2). Please revise or advise.

RESPONSE:

The Company has revised the footnote disclosure to correct the reference. See page 52.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 54 - 80

25.	Please revise your period-to-period discussions of results of operations to take into account the fact that interest rates have increased over the last few months. To the extent applicable, please also discuss whether you believe this is a trend that investors should be aware of.

RESPONSE:

The Company has revised the disclosure to take into account the fact that interest rates have increased over the last few months.

Internal Controls, page 55

26.	Please advise us, and disclose in the next amendment, if the material weaknesses relate solely to the three-month period ended June 30, 2004.

RESPONSE:

The Company has revised the disclosure to note that the material weaknesses arose principally out of transactions occurring during and shortly after the quarter ended June 30, 2004, when the Company entered into larger securitization transactions and retained interests out of those securitizations, began using derivative instruments and began seeking additional capital.

27.	Please provide to us supplementally specifics of each material weakness that resulted from the inability of the finance and accounting staff to monitor financial accounting

Securities and Exchange Commission

December 17, 2004

standards, and the staffs’ inability to interpret and implement new financial accounting standards. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

RESPONSE:

*

28.	Please supplementally advise us, in detail, of the facts and circumstances that occurred in this interim period that resulted in identification of significant deficiencies that constituted material weaknesses, but that were not present in prior periods. For example, what types of complex transactions did you engage in that you did not previously engage in, and how material were these complex transactions to your results of operations and financial condition for the period in question? Also, it appears that the growth from 2002 to 2003 was more significant than the growth experienced in the interim period. Please explain to us why you were able to process, record, etc. the increased volume in the prior periods and not this interim period.

RESPONSE:

*

29.	While we note that you have hired or intend to hire certain individuals, please advise us in detail, and disclose in the next amendment, of the steps you have taken (or plan to take), and of the procedures you implemented (or plan to implement) to correct each material weakness.

RESPONSE:

The Company has revised the disclosure to note the steps it has taken (or plans to take), and the procedures it has implemented (or plans to implement) to remediate the material weaknesses noted.

30.	Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the review by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

RESPONSE:

*

Stock-Based Compensation, page 56

31.	We note your response to comment 68 and the related revisions to your disclosure. In the next amendment, please disclose the significant assumptions used to value your stock.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 57 and 58.

Contractual Obligations and Commercial Commitments, page 68

32.	We note your response to comment 75 and the related changes to your disclosure. Please note that you should supplement the tabular disclosure of contractual obligations with information that is material to an understanding of your cash requirements, such as your cash requirements related to interest, etc. Refer to footnote 46 of SEC Release No. 33-8350. Please revise to include a disclosure of interest costs, or include this disclosure elsewhere in your MD&A.

RESPONSE:

The Company has revised the disclosure accordingly. See page 70.

33.	Your reference to an independent valuation specialist that was engaged to complete a determination of the fair value of your stock requires that you obtain consent from the third party who provided the valuation. Please file a consent of experts as required by Rule 601 of Regulation S-K with your next amendment.

RESPONSE:

The Company has revised the disclosure to delete references to the independent valuation specialist.

34.	We have reviewed your response to our prior comment number 79. Supplementally advise us whether you have a contingency plan in the event that you are unable to obtain the requisite consents to the merger. In addition, please consider including a risk factor discussing the risk that you will not obtain all of the proper consents in order to complete the merger or tell us why you do not believe that this risk is material.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

RESPONSE:

*

35.	We note your response to our prior comment number 80 and your new disclosure in the second full paragraph on page 69. Your disclosure focuses on your belief of what lenders would typically do but does not appear to be based on any actual conversations or negotiations with your lender. In light of the fact that your intended business plan will change following the offering and will involve primarily holding subprime loans on your books rather than selling them, please address whether you expect this may affect your lenders’ willingness to increase your borrowing capacity. To the extent you have received any indication from your lenders that they intend to increase your ability to borrow funds, please disclose this.

RESPONSE:

The Company has had several discussions with its existing and prospective lenders regarding, among other things, an increase in warehouse line capacity for ECC Capital and Encore Credit. Although the Company is in negotiations with these lenders, the Company supplementally advises the Staff that multiple lenders have provided indications of their willingness to increase borrowing capacity and/or provide new lines of credit. As the Company receives commitments or more definitive indications from these lenders, the Company will revise the disclosure accordingly.

Business, pages 81 - 104

36.	We note that you have removed disclosure from your summary related to LTV ratios in response to our prior comment number 32. However, we continue to believe that a definition of low and high LTV ratios would be useful elsewhere in your disclosure, such as in the second paragraph on page 87, where you discuss exceptions for loans with a lower than maximum LTV ratio. Please revise or advise.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

RESPONSE:

*

Management, pages 105 - 110

37.	We note your statement that you “expect” that four of your seven directors will be considered to be independent pursuant to the NYSE listing standards and SEC rules. Please revise your disclosure to indicate, if true, that the board of directors has made a determination that each of the four directors is independent pursuant to the above listing standards and rules. In addition, when known, please disclose which directors will be assigned to the audit, compensation and nominating and corporate governance committees.

RESPONSE:

*

Executive Compensation, page 111

38.	We have reviewed your response to Comment No. 100 from our prior comment letter but we are unable to locate disclosure that indicates that the bonuses paid out during the first half of 2004 to certain executives reflects amounts earned but unpaid during 2002 and 2003. Please revise or advise.

RESPONSE:

The Company previously disclosed the amounts paid to Messrs. Holder and Asghar in 2004 but earned in 2003 in Amendment No. 1. The disclosure is currently in footnotes 2 and 3 on page 115 in Amendment No. 2.

Certain Relationships and Related Transactions, pages 116 - 117

39.	Please revise your disclosure on page 116 to describe the title of and duties performed for Encore Credit by the spouses of Mr. Asghar and Mr. Holder.

RESPONSE:

The Company previously disclosed that the spouses of Messrs. Holder and Asghar are account executives for Encore Credit. The Company has revised the disclosure to describe the duties performed by account executives for Encore Credit.

40.	We refer to the litigation referenced in the final paragraph on page 116. Please clarify whether the matter is related to ECC. In addition, please briefly characterize the nature of the litigation and why ECC has agreed to pay all legal expenses incurred in connection with the legal proceeding.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has revised the disclosure accordingly. See page 121.

Federal Income Tax Considerations, page 133

41.	Please revise the disclosure to clarify that Latham & Watkins has delivered its tax opinion to you. The current disclosure indicates that Latham & Watkins is required, as a condition to closing, to deliver its opinion.

RESPONSE:

The Company has revised the disclosure accordingly. See page 137.

Underwriting, pages 154 - 160

42.	We note your response to Comment No. 112 from our prior comment letter in which you state that, “An electronic prospectus is available on the internet website maintained by FBR.” This appears to indicate that the prospectus is currently on FBR’s website. Please clarify whether this is the case or whether FBR will maintain the red herring on its website once the company begins its selling efforts.

RESPONSE:

FBR.com, a division of FBR Investment Services Inc. will be facilitating internet distribution for this offering to certain of its internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the internet website maintained by FBR.

Financial Statements - General

43.	We note your response to comment 131. It appears that the accountants’ consent on the audit reports on your financial statements still originate from Los Angeles while the reports themselves originate from Irvine. Please advise or revise.

RESPONSE:

The Company obtained a revised consent letter from Grant Thornton’s Irvine office.

44.	We note your disclosure in “Internal Controls” on page 55 that the interim financial statements were reviewed by Grant Thornton. In the next amendment, please include the independent accountants’ review report on the interim financial statements. Refer to Rule 10-01(d) of Regulation S-X, and Exhibit 15 of Item 601 of Regulation S-K.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

The Company has updated the financial information in the Registration Statement to reflect the Company’s results of operations for the nine months ended September 30, 2004. The Company’s financial statements for the nine months ended September 30, 2004 (included in the Registration Statement) have been audited by the Company’s independent accountants. Accordingly, the Company has included the independent accountants’ report on these audited financial statements.

Financial Statements – Encore Credit Corp., pages F-1 through F-30

45.	In the next amendment, please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:

The Company has revised the disclosure to update the financial statements for the nine months ended September 30, 2004.

Consolidated Balance Sheets, page F-3

46.	In the next amendment, please include a pro forma column that includes pro forma adjustments related to your proposed recapitalization transaction.

RESPONSE:

As described in the Registration Statement, ECC Capital is currently a wholly-owned subsidiary of Encore Credit. As part of this transaction, the current shareholders of Encore Credit will receive one share of ECC Capital common stock for each share of Encore Capital common stock owned. Following the transaction, Encore Credit will be a wholly-owned subsidiary of ECC Capital (a more complete description of the transaction is included in the Registration Statement on page 50 “- Our Structure and Formation Transactions”). As required by Statement of Financial Accounting Standards No. 141, “Business Combinations,” the transaction will be accounted for as a transfer of assets between entities under common control. The financial statements of ECC Capital will record the net assets transferred at their carrying values in the accounts of Encore Credit as though the transaction occurred at the beginning of the periods presented. The equity accounts of ECC Capital will reflect the same stockholders’ equity balances as would have been reflected by Encore Credit, except for the issuance of the additional common stock contemplated by this transaction. There are no “pro forma” effects of this transaction to present other than the issuance of common stock. The impact of the issuance of common stock on the capitalization of the Company is presented on page 46 “- Capitalization.” The Company considers further disclosure of the pro forma effects of this transaction to be unnecessary.

Securities and Exchange Commission

December 17, 2004

Note A – Summary of Significant Organization and Accounting Policies, page F-8

General

47.	Please disclose that the interim financial statements reflect all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented, or advise us. Also, disclose if all such adjustments are of a normal recurring nature, or furnish information describing the nature and amount of any adjustments other than normal recurring adjustments. Refer to Rule 10-01(b)(8) of Regulation S-X.

RESPONSE:

The Company would like to note that the interim financial statements for the nine months ended September 30, 2004 have been audited. As Rule 10-01(b)(8) applies to unaudited interim financial statements, the Company believes the requested disclosure is unnecessary.

Note I – Transactions with Affiliates and Related Parties, pages F-21 to F-22

48.	In the next amendment, please disclose the information included under “Conflicts of Interest” on page 116 related to the employment of Messrs. Holder’s and Asghar’s spouses, the related periods of employment, the services they performed, and the compensation each received. Also, disclose the information related to the legal action in which Encore is a co-plaintiff.

RESPONSE:

The Company has revised the disclosure accordingly. See page F-22.

Note N – Stock Options, page F-27

49.	We note your response to comment 129. With respect to the equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your filing, please disclose for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

RESPONSE:

The Company has revised the disclosure accordingly. See page F-29.

Note O – Subsequent Event, page F-30

50.	Please revise your disclosure, and provide the information to us supplementally, to clearly explain the termination transaction. For example, we note you expensed $7.5 million as part of the transaction. What expenses did you incur, and where will you report those expenses in the financial statements?

Securities and Exchange Commission

December 17, 2004

RESPONSE:

*

51.	Please provide to us, and disclose in the next amendment, a schedule of all consideration exchanged between you and RFC upon termination of the agreement, including cash, stock, warrants, etc., and clearly explain how you accounted for each.

RESPONSE:

All consideration exchanged as part of the transaction is described in Note K to the financial statements.

52.	We note that you cancelled the warrants issued to RFC that were originally valued at $12 million. Please advise us of the consideration issued to RFC to cancel the warrants, if so, and how you accounted for it.

RESPONSE:

*

Exhibits

53.	We note that you have filed very few of the exhibits listed in your exhibit index. We further note that many of these exhibits are executed agreements which should be available to be filed. Please be aware that we will need time to review these exhibits when they are filed. To the extent possible, please file these exhibits with your next amendment.

RESPONSE:

The Company has filed many of the exhibits listed in the exhibit index with Amendment No. 2 to the Registration Statement.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

December 17, 2004

Legal Opinion

54.	We have reviewed the draft legal opinion. We note that counsel relied upon a certificate executed by an officer of the company as stated in paragraph number 6, on page 2 of the opinion. Please provide a revised form of legal opinion that confirms that each representation from the officer’s certificate upon which counsel relied in rendering its opinion is a factual representation, not a legal one.

RESPONSE :

Venable LLP has revised its opinion accordingly.

55.	We refer to assumption 5 on page 2 of the draft opinion which assumes that the total number of common shares issued and outstanding after the offering will not exceed the total number of shares that the company is authorized to issue under the charter. Since counsel has represented that it has examined the charter and the registration statement, it is not clear why it is unable to opine on this matter. In addition, this assumption goes to the heart of whether the securities are legally issued and is inappropriate. Please have counsel remove the assumption.

RESPONSE :

Venable LLP has revised its opinion accordingly.

Tax Opinion

56.	We note that counsel’s REIT opinion states that the company “will be” organized in conformity with the requirements for qualification as a REIT. The disclosure on page 133 indicates, however, that Latham & Watkins has opined that you “have been organized and have operated in conformity” with the REIT rules. Please have counsel revise its tax opinion so that it is consistent with this disclosure and opines as to whether the company is organized in conformity with the REIT rules.

RESPONSE:

Latham & Watkins LLP has revised its opinion accordingly.

57.	We note counsel’s statement that this opinion may not be relied upon by any other person except that investors who purchase securities in this offering may rely on the opinion. Please have counsel remove this qualification or expand it to include investors who make subsequent purchases of the shares being sold in this offering.

Securities and Exchange Commission

December 17, 2004

RESPONSE:

Latham & Watkins LLP has revised its opinion accordingly.

We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the registration statement and will allow adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration.

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 2, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call William J. Cernius at (714) 755-8172 or me at (714) 755-8094.

Sincerely,

/s/ JEEVAN B. GORE
Jeevan B. Gore
of LATHAM & WATKINS LLP

Enclosures

cc (via fax):	Steven G. Holder
Shabi S. Asghar
William J. Cernius
Jay L. Bernstein
Andrew S. Epstein